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VIA EDGAR AND OVERNIGHT DELIVERY

Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 10, 2020 CIK No. 0001809519

Dear Mr. Derby:

On behalf of GoodRx Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 24, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on August 10, 2020 (“Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are also sending, by courier, copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 10, 2020.

In this letter, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references herein correspond to the page of the Registration Statement.

August 28, 2020

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors

“We rely on a limited number of industry participants”, page 23

1.

We note your response to prior comment 3 regarding your relationship with your three largest PBM partners. Please provide a description of your individual agreements with Navitus, MedImpact and Optum to the extent that they are materially different from the general description of PBM contracts that you provide on pages 23 and 24. For example, discuss whether the agreements with the three PBM partners have minimum requirements. As a further example, discuss the term of the agreements and any termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 24 of the Registration Statement to clarify that no agreements with PBM partners have minimum requirements and to provide additional details regarding the Company’s individual agreements with Navitus, MedImpact and Optum.

Key Financial and Operating Metrics, page 80

2.	Please revise your disclosure to include a discussion of how you calculate Monthly Active Users as explained in your response in prior comment 6.

Response: The Company respectfully advises the Staff that it has added disclosure on pages ii, 76 and 83 of the Registration Statement to address the Staff’s comment.

Principal Stockholders, page 149

3.

We note your response to prior comment 13. Please revise your disclosure to identify the members of the board of directors of Idea Men, LLC and clarify that no individual member exercises voting or dispositive control over the company’s shares.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 162 of the Registration Statement to identify each of the managing members of Idea Men, LLC and to clarify that each such managing member disclaims beneficial ownership of any of the Company’s shares held by Idea Men, LLC.

Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-9

4.

We note your response to comment 15. We also note on page F-12 that you bill the PBMs in arrears based on PBM reports as of the previous month. It appears the amount of consideration to which you are entitled is conditioned on the actual number of prescriptions at a prescription level or the volume of prescription fills each month per PBM reports, and not on your estimate (for revenue recognition purposes) using the expected value method based on historical experience of the number of prescriptions filled, ineligible fills and applicable rates. Accordingly, please separately report the amount that you estimate as a contract asset apart from accounts receivable. Refer to the definition of contract asset in the ASC 606 glossary and the guidance in ASC 606-10-45-3.

August 28, 2020

Response: The Company respectfully provides the following supplemental information with respect to the amount of consideration for prescription transactions revenue with PBMs and its right to payment for such consideration.

•

The Company advises the Staff that the amount of consideration to which it is entitled is based on the actual number of prescription fills and for certain arrangements the consideration is variable based on the volume of prescriptions filled within each month, which are determined based on reporting the Company receives from the PBMs on a daily basis. The amount of consideration is not based on the volume of transactions in a subsequent period or any future actions by the PBM.

•

The Company receives reporting on a daily basis from the PBMs via electronic interfaces that enable it to determine the amount of prescription transactions revenue per transaction to which it is entitled and also determine the impact of the volume of transactions on the consideration within the month. The amount of consideration the Company is entitled to is not conditional on reporting by the PBM in the subsequent month and is not based on estimates as the Company has all the information necessary at month end to determine the amount of revenue to which it is entitled, other than if a fill is determined to be ineligible, for which the Company makes an estimate based on its historical experience. The estimate of the impact of ineligible fills is not material.

•

The Company’s right to consideration occurs at the time the prescription is filled which is when the Company satisfies its performance obligation. The Company has no additional obligation relating to that transaction after the fill has occurred and its right to the consideration is not conditioned on anything other than the passage of time (e.g., no future performance of the Company or the PBM is required). The Company’s right to consideration is also not conditioned on reporting by the PBM in the subsequent month.

•

For administrative purposes, the Company invoices the PBM at the beginning of the subsequent month given the volume of transactions. Invoicing is not a condition of payment, as the PBM pays the Company irrespective of whether it issues an invoice.

The Company respectively advises the Staff that it considered the definition of a contract asset in the ASC 606 Glossary and the guidance in ASC 606-10-45-3. The ASC 606 Glossary provides that a contract asset is (emphasis added):

An entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance).

The Company respectfully advises the Staff that it has the unconditional right to consideration when it satisfies its performance obligation, which is when a prescription is filled. As discussed above, the Company’s right to consideration is not conditioned on something other than the passage of time (for example, future performance).

August 28, 2020

The Company also considered ASC 606-10-45-3, which provides the following (emphasis added):

If an entity performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the entity shall present the contract as a contract asset, excluding any amounts presented as a receivable. A contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer.

The Company acknowledges that it has fulfilled its performance obligation prior to payment or prior to the payment being due, though advises the Staff that under ASC 606-10-45-3, an entity shall present a contract asset in such cases, excluding any amounts presented as a receivable. The Company looked to ASC 606-10-45-4 which defines a receivable as follows (emphasis added):

A receivable is an entity’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, an entity would recognize a receivable if it has a present right to payment even though that amount may be subject to refund in the future. An entity shall account for a receivable in accordance with Topic 310. Upon initial recognition of a receivable from a contract with a customer, any difference between the measurement of the receivable in accordance with Topic 310 and the corresponding amount of revenue recognized shall be presented as an expense (for example, as an impairment loss).

As discussed, the Company’s right to consideration occurs when the prescription is filled and is unconditional as only the passage of time is required before payment is due. The fact that a portion of the consideration is refundable based on ineligible fills does not in and of itself cause the consideration to be conditional as indicated in ASC 606-10-45-4. The Company therefore concluded that the amounts due from PBMs represent an unbilled receivable as it has the present right to payment. The Company further considered paragraph BC 325 of the Basis for Conclusions of ASC which provides the following (emphasis added):

In many cases, an unconditional right to consideration arises when the entity satisfies the performance obligation and invoices the customer. For example, a payment for goods or services is typically due and an invoice is issued when the entity has transferred the goods or services to the customer. However, the act of invoicing the customer for payment does not indicate whether the entity has an unconditional right to consideration. For instance, the entity may have an unconditional right to consideration before it invoices (unbilled receivable) if only the passage of time is required before payment of that consideration is due.

As indicated in the Basis for Conclusions, invoicing in and of itself does not determine whether an entity has the unconditional right to consideration. For the Company, its unconditional right to consideration occurs at the time it satisfies its performance obligation and prior to invoicing. As described above, invoicing is not a condition of payment, as the PBM pays the Company irrespective of whether the Company issues an invoice.

Therefore, the Company concluded that the amounts due from the PBMs represent an (unbilled) receivable and not a contract asset.

August 28, 2020

Stock-based Compensation

Bonus expense for options, page F-29

5.

We note your response to comment 16. Please disclose the dividend equivalent rights to which certain stock awards may be entitled, including forfeitable rights if any, and your policy for estimating expected forfeitures or recognizing forfeitures as they occur. Refer to ASC 718-10-50-2(m).

Absent such rights, please disclose if the payment of cash bonuses to vested option holders resulted in a modification of your stock option plan. Refer to ASC 718-10-50-2(h)(2).

Response: The Company has updated the disclosure on F-27 and F-28 in response to the Staff’s comment to disclose the dividend equivalent rights to which certain stock awards may be entitled. The Company respectfully advises the Staff that, for the periods presented, the Company’s stock option awards do not include any forfeitable or nonforfeitable rights to dividends or dividend equivalents and the Company’s restricted stock awards only contain forfeitable dividend rights.

The Company respectfully advises the Staff that it has disclosed its policy with respect to forfeitures of stock-based compensation awards in accordance with ASC 718-10-50-2(m) on F-14 and F-41 of the Registration Statement, which is to recognize forfeitures when they occur.

The Company has updated the disclosure on F-29 in response to the Staff’s comment to disclose that the payment of cash bonuses to vested option holders did not result in a modification of the awards under the stock plan.

Stock-based Compensation

Stock Options, page F-45

6.

We note your disclosure on page F-41 that stock-based compensation cost for awards that contain market vesting conditions is recognized on a graded vesting basis over the requisite service period, even if the market condition is not satisfied. Nevertheless, it appears that from your disclosure for options with both performance and market conditions, no expense has been recognized as the accompanying performance condition is not probable of occurring for accounting purposes as of June 30, 2020. Please tell us how you considered the guidance in in ASC 718-10-25-21 and ASC 718-10-55-63 in evaluating such stock options with both market and performance conditions for the purpose of recognizing stock compensation costs.

Response: The Company has revised the disclosure on F-41 in response to the Staff’s comment to clarify the accounting for awards that contain service, performance and market conditions.

The Company respectfully advises the Staff that the Company has considered the guidance in ASC 718 in evaluating its accounting for stock options with service, performance and market conditions. As the awards disclosed on F-41 require (i) the continued service of the employee (service condition), (ii) the achievement of an IPO or change in control (performance condition) and (iii) the achievement of certain price thresholds of the Company’s stock (market condition), the Company does not commence recognition of stock-based compensation cost until it is probable that the performance condition will be achieved consistent with the guidance in ASC 718-10-25-20. A performance condition based on achieving an IPO or change of control is not considered probable until the event occurs because such events are outside of the Company’s control. Additionally, the concept is consistent with the principle established in ASC 805-20-55-

August 28, 2020

50 and 55-1. Once it is probable that the performance condition will be achieved, the Company recognizes compensation cost over the requisite service period consistent with the guidance in ASC 718-10-35-2, using a graded vesting model. To the extent that the service condition is not satisfied, any related stock-based compensation cost is reversed consistent with the guidance in ASC 718-10-35-3. Also, consistent with ASC 718-10-30-14, the market condition is considered in the valuation of the award and compensation cost is recognized provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied. ASC 718-10-25-21 indicates that compensation cost should be recognized if the requisite service is rendered. In this case, the requisite service will only be considered rendered upon the later of the service condition being achieved or the performance condition being achieved.

The Company’s accounting is consistent with Example 6: Share unit with performance and market conditions in ASC 718-20-55-61 to 67. Under that example, compensation cost is only recognized to the extent that the performance condition is probable of being achieved and is reversed to the extent that performance is not achieved. ASC 718-20-55-65 of that example provides the following:

…….Each vice president’s share units vest only if the individual’s performance condition is achieved; consequently, this award is accounted for as an award with a performance condition (see paragraphs 718-10-55-60 through 55-63). This Example assumes that all share units become fully vested; however, if the share units do not vest because the performance conditions are not achieved, Entity T would reverse any previously recognized compensation cost associated with the nonvested share units.

The Company reviewed the guidance in ASC 718-10-25-21 and ASC 718-10-55-63 and believes the accounting set forth above is consistent with that guidance.

Finally, the Company advises the Staff that it also considered the accounting guides of certain accounting firms, including PricewaterhouseCoopers’ Guide: Stock-Based Compensation (partially updated March 2020) Section 2.6.9 and Ernst & Young’s Financial Reporting Developments – A Comprehensive Guide, Share-based payment (June 2019) Section 4.4.5.2.3, and noted the Company’s accounting for the awards with service, performance and market conditions is consistent with the examples in those guides.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Trevor Bezdek, Co-Chief Executive Officer, GoodRx Holdings, Inc.

Marc Jaffe, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP